SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

DCP MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

23311P 10 0

(CUSIP Number)

Brent L. Backes

370 17th Street, Suite 2500

Denver, Colorado 80202

Tel: (303) 633-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

Page 1 of 8 Pages

CUSIP No. 23311P 10 0

1	NAMES OF REPORTING PERSONS DCP Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Common Units
8 SHARED VOTING POWER 11,746,451 Common Units
9 SOLE DISPOSITIVE POWER 0 Common Units
10 SHARED DISPOSITIVE POWER 11,746,451 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,746,451 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.0% of Common Units
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

Page 2 of 8 Pages

CUSIP No. 23311P 10 0

1	NAMES OF REPORTING PERSONS DCP LP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 Common Units
8 SHARED VOTING POWER 11,478,201 Common Units
9 SOLE DISPOSITIVE POWER 0 Common Units
10 SHARED DISPOSITIVE POWER 11,478,201 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,478,201 Common Units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.2% of Common Units
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO — limited liability company

Page 3 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed solely to report beneficial ownership of the Common Units underlying the Class D Units (as defined below) acquired by the Reporting Persons on April 1, 2009. The Class D Units convert into Common Units on August 17, 2009, 60 days after June 18, 2009. The acquisition by the Reporting Persons of the Class D Units described herein was previously disclosed. All capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the previously filed Schedule 13D, as amended. Only those items of the original Schedule 13D, as amended, that are being changed hereby are included herein, and each such changed item that is included in this Amendment No. 2 is restated in its entirety as amended hereby.

Item 3.	Source and Amount of Funds or Other Consideration

Midstream serves as the managing member of Holdings and is the sole member of the general partner of DCP Midstream GP, LP (“DCP GP”), and, as such, may be deemed to beneficially own the Common Units held by such entities.

On July 2, 2007, the Partnership issued 620,404 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with Midstream’s contribution of certain equity interests to affiliates of the Partnership.

On July 2, 2007, due to changes in certain New York Stock Exchange regulations, 200,312 Class C Units, issued in November 2006 as partial consideration for the contribution of certain equity interests to the Partnership, converted into 200,312 Common Units.

On August 29, 2007, the Partnership issued 275,735 Common Units to Holdings (formerly DCP LP Holdings, LP) in connection with the acquisition of certain equity interests from an affiliate of Midstream.

Due to the satisfaction of certain subordination tests described in the Registration Statement on Form S-1 (File No. 333-128378) incorporated herein by reference (the “Registration Statement”), and in the Partnership’s Second Amended and Restated Agreement of Limited Partnership, dated as of November 1, 2006 (incorporated by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006), which is incorporated herein by reference (the “Partnership Agreement”), on February 18, 2008, 50% of the subordinated units representing limited partner interests of the Partnership (“Subordinated Units”) then held by Holdings (or 3,571,428 Subordinated Units) converted into 3,571,428 Common Units.

Due to the satisfaction of certain subordination tests described in the Registration Statement and in the Partnership Agreement, as amended by Amendment No. 1 thereto, on February 17, 2009, the remaining 50% of the Subordinated Units then held by Holdings (or 3,571,429 Subordinated Units) converted into 3,571,429 Common Units.

On April 1, 2009, the Partnership issued 3,231,750 Class D Units representing limited partnership interests (“Class D Units”) to Holdings and 268,250 Class D Units to DCP GP, in exchange for an additional 25.1% limited liability company interest in DCP East Texas Holdings, LLC, pursuant to Amendment No. 2 to the Second Amended and Restated Agreement of Limited Partnership, dated April 1, 2009, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on April 7, 2009, (the “Second Amendment”). The Class D Units convert into Common Units on a one-for-one basis on August 17, 2009.

Item 5.	Interest in Securities of the Issuer

(a)	(1)	Holdings is the direct beneficial owner of 11,478,201 Common Units, representing approximately 36.2% of the Common Units deemed outstanding as of May 4, 2009.

	(2)	Midstream does not own directly any Common Units. In its capacities as the managing member of Holdings and the sole member of the general partner of DCP GP, which owns directly 268,250 Common Units, Midstream may, pursuant to Rule 13d-3 under the Exchange Act, be deemed to be the indirect beneficial owner of the Common Units held directly by each of Holdings and DCP GP and therefore an aggregate of 11,746,451 Common Units, or approximately 37.0% of the Common Units deemed outstanding as of May 4, 2009.

	(3)	The information provided in response to Item 2 regarding the aggregate number and percentage of Common Units beneficially owned by the Listed Persons is incorporated by reference herein.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

(c) On May 12 and May 13, 2009, Mr. John E. Lowe sold through a broker in open market transactions an aggregate of 13,150 and 16,850 Common Units, respectively, at weighted average sales prices per Common Unit of $18.52 and $17.03, respectively.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Amendment No. 2 and in this Item 5. See Item 2 for the information applicable to the Listed Persons. Except for the foregoing and the cash distributions as described in the Partnership Agreement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Page 4 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issue

The Common Units beneficially owned by the Reporting Persons were acquired in private placements and are restricted securities. Certain transfer restrictions and voting rights of the Reporting Persons are set forth in the Partnership Agreement, which is incorporated herein by reference. On February 24, 2009, the Reporting Persons entered into a Contribution Agreement with the Partnership (the “East Texas Contribution Agreement”), pursuant to which the Partnership agreed to issue the Class D Units to the Reporting Persons, or their affiliates, in exchange for the interests in DCP East Texas Holdings, LLC, as described in the Partnership’s Form 8-K filed on February 25, 2009, which is included as an exhibit hereto and incorporated herein by reference. The Class D Units were issued to Holdings and DCP GP on April 1, 2009 pursuant to the Second Amendment, and convert into Common Units on a one-to-one basis on August 17, 2009, as described in the Partnership’s Form 8-K filed on April 7, 2009, which is included as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 4.1	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 4.2	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 4.3	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on April 7, 2009.

Exhibit 10.1	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378), dated November 23, 2005, incorporated herein by reference.

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to the Partnership’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 25, 2009, incorporated herein by reference.

Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference.

Exhibit 99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).

Page 5 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009	DCP LP HOLDINGS, LLC

	By:	DCP Midstream, LLC, its managing member

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 19, 2009	DCP MIDSTREAM, LLC

	By:	/s/ Brent L. Backes
	Name:	Brent L. Backes
	Title:	Group Vice President, General Counsel and Corporate Secretary

Page 7 of 8 Pages

EXHIBIT INDEX

Exhibit 4.1	Second Amended and Restated Limited Partnership Agreement of DCP Midstream Partners, LP, dated as of November 1, 2006, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on November 7, 2006.

Exhibit 4.2	Amendment No. 1 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 11, 2008, incorporated herein by reference to Exhibit 4.1 to the Partnership’s Form 8-K filed with the Commission on April 14, 2008.

Exhibit 4.3	Amendment No. 2 to Second Amended and Restated Agreement of Limited Partnership of DCP Midstream Partners, LP, dated April 1, 2009, incorporated herein by reference to Exhibit 3.1 to the Partnership’s Form 8-K filed with the Commission on April 7, 2009.

Exhibit 10.1	Registration Statement on Form S-1 for DCP Midstream Partners, LP (File No. 333-128378), dated November 23, 2005, incorporated herein by reference.

Exhibit 10.2	Contribution Agreement, dated October 9, 2006, between DCP Midstream Partners, LP and DCP LP Holdings, LLC, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on October 13, 2006.

Exhibit 10.3	Contribution Agreement, dated May 21, 2007, between DCP LP Holdings, LP, DCP Midstream, LLC, DCP Midstream GP, LP and DCP Midstream Partners, LP, incorporated herein by reference to Exhibit 10.1 to the Partnership’s Form 8-K filed with the Commission on May 25, 2007.

Exhibit 10.4	Contribution Agreement, dated February 24, 2009, among DCP Midstream Partners, LP, DCP LP Holdings, LLC, DCP Midstream of GP, LP and DCP Midstream, LLC, incorporated herein by reference to Exhibit 10.16 to the Partnership’s Form 10-K filed with the Commission on March 5, 2009.

Exhibit 10.5	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on February 25, 2009, incorporated herein by reference.

Exhibit 10.6	Form 8-K of DCP Midstream Partners, LP, filed with the Commission on April 7, 2009, incorporated herein by reference.

Exhibit 99.1	Joint Filing Agreement among the parties regarding filing of Schedule 13D, dated February 28, 2008 (previously filed).

Page 8 of 8 Pages